CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Senior Unsecured Notes	$2,500,000,000	$76,750.00

PROSPECTUS	Pricing Supplement No. 4688
Dated March 29, 2006	Dated November 6, 2007
PROSPECTUS SUPPLEMENT	Rule 424(b)(3)-Registration Statement
Dated March 29, 2006	No. 333-132807

GENERAL ELECTRIC CAPITAL CORPORATION

GECC Extendible Monthly Securities

The floating rate notes described in this pricing supplement, which we refer to as the GECC Extendible Monthly Securities (the "Notes"), will mature on the initial maturity date, unless the Maturity of all or any portion of the principal amount of the Notes is extended in accordance with the procedures described below. In no event will the Maturity of the Notes be extended beyond the Final Maturity Date.

During the notice period relating to each election date, you may elect to extend the Maturity of all or any portion of the principal amount of your Notes so that the Maturity of your Notes will be extended to the date occurring 366 calendar days from and including the 9th day of the next succeeding month. However, if that 366th calendar day is not a Business Day, the Maturity of your Notes will be the immediately preceding Business Day. The election dates will be the 9th calendar day of each month from December 2007 to November 2011 inclusive, whether or not any such day is a Business Day.

You may elect to extend the Maturity of all of your Notes or of any portion thereof having a principal amount of $1,000 or any multiple of $1,000 in excess thereof. To make your election effective on any election date, you must deliver a notice of election during the notice period for that election date. The notice period for each election date will begin on the fifth Business Day prior to the election date and end on the election date, however, if that election date is not a Business Day, the notice period will be extended to the following Business Day. Your notice of election must be delivered to the Depository no later than 12:00 noon (New York City time) on the last Business Day in the notice period so that such notice is delivered to the Trustee for the Notes, through the normal clearing system channels described in more detail below, no later than the close of business on the last Business Day in the notice period relating to the applicable election date. Upon delivery to the Trustee of a notice of election to extend the Maturity of the Notes or any portion thereof during any notice period, that election will be revocable during each day of such notice period, until 12:00 noon, New York City time, on the last Business Day in the notice period relating to the applicable election date, at which time such notice will become irrevocable.

If, with respect to any election date, you do not make an election to extend the Maturity of all or any portion of the principal amount of your Notes, the principal amount of the Notes for which you have failed to make such an election will become due and payable on the initial maturity date, or any later date to which the Maturity of your Notes has previously been extended. The principal amount of the Notes for which such election is not exercised will be represented by a note issued on such election date. The note so issued will have the same terms as the Notes, except that it will not be extendible, will have a separate CUSIP number and its maturity date will be the date that is 366 calendar days from and including such election date or, if such 366th calendar day is not a Business Day, the immediately preceding Business Day. The failure to elect to extend the Maturity of all or any portion of the Notes will be irrevocable and will be binding upon any subsequent holder of such Notes.

(GECC Extendible Monthly Securities)
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Rule 424(b)(3)-Registration Statement: No. 333-132807

The Notes will bear interest from the date of issuance until the principal amount thereof is paid or made available for payment at a rate determined for each Interest Reset Period by reference to the base rate, based on the index maturity, plus the applicable spread for the applicable Interest Reset Date. We describe how floating rates are determined and calculated in the section called "Interest and Interest Rates, Floating Rate Notes" in the accompanying prospectus supplement, subject to and as modified by the provisions described below.

The Notes will be issued in registered global form and will remain on deposit with the Depositary for the Notes. Therefore, you must exercise the option to extend the Maturity of your Notes through the Depositary. To ensure that the Depositary will receive timely notice of your election to extend the Maturity of all or a portion of your Notes, so that it can deliver notice of your election to the Trustee prior to the close of business on the last Business Day in the notice period, you must instruct the direct or indirect participant through which you hold an interest in the Notes to notify the Depositary of your election to extend the Maturity of your Notes in accordance with the then applicable operating procedures of the Depositary.

The Depositary must receive any notice of election from its participants no later than 12:00 noon (New York City time) on the last Business Day in the notice period for any election date. Different firms have different deadlines for accepting instructions from their customers. You should consult the direct or indirect participant through which you hold an interest in the Notes to ascertain the deadline for ensuring that timely notice will be delivered to the Depositary. If the election date is not a Business Day, notice of your election to extend the maturity date of your Notes must be delivered to the Depositary by its participants no later than 12:00 noon (New York City time) on the first Business Day following the election date.

The Notes will initially be limited to $2,500,000,000 in aggregate principal amount. We may create and issue additional floating rate notes with the same terms as the Notes so that such additional floating rate notes will be combined with this initial issuance of Notes.

CAPITALIZED TERMS USED IN THIS PRICING SUPPLEMENT WHICH ARE DEFINED IN THE PROSPECTUS SUPPLEMENT SHALL HAVE THE MEANINGS ASSIGNED TO THEM IN THE PROSPECTUS SUPPLEMENT.

(GECC Extendible Monthly Securities)
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Rule 424(b)(3)-Registration Statement: No. 333-132807

Trade Date:	November 6, 2007
Settlement Date (Original Issue Date):	November 9, 2007
Initial Maturity Date:	December 5, 2008, or if such day is not a Business Day, the immediately preceding Business Day.
Final Maturity Date:	December 7, 2012, or if such day is not a Business Day, the immediately preceding Business Day.
Principal Amount (in Specified Currency):	US$ 2,500,000,000
Price to Public (Issue Price):	100%
Underwriters Discount or Commission:	0.15%
Net Proceeds to Issuer (in Specified Currency):	US$ 2,496,250,000
Interest Rate: Interest Calculation:
☒ Regular Floating Rate ☐ Inverse Floating Rate	☐ Other Floating Rate
Interest Rate Basis:
☐ CD Rate ☐ Federal Funds Rate (See "Additional Terms - Interest" below) ☐ Prime Rate ☐ Other (See "Additional Terms - Interest" below)	☐ Commercial Paper Rate ☒ LIBOR ☐ Treasury Rate

Spread: The table below indicates the applicable spread for the Interest Reset Dates occurring during each of the indicated periods.
For Interest Reset Dates occurring:	Spread:
From the original issue date to and including November 2008	.02%
From and including December 2008 to and including November 2009	.04%
From and including December 2009 to and including November 2010	.05%
From and including December 2010 to and including November 2011	.06%
From and including December 2011 to and including November 2012	.07%

(GECC Extendible Monthly Securities)
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Spread Multiplier:	N/A
Index Maturity:	One Month
Index Currency:	U.S. Dollar
Maximum Interest Rate:	N/A
Minimum Interest Rate:	N/A
Interest Payment Period:	Monthly. See also "Interest Payment Dates."
Interest Payment Dates:

The 9th day of each month, commencing December 10, 2007. The final interest payment date for any Notes maturing prior to the Final Maturity Date will be the relevant Maturity Date, and interest for the final interest payment period will accrue from and including the interest payment date in the month immediately preceding such relevant Maturity Date to but excluding the Maturity Date.

Initial Interest Rate:	One Month LIBOR plus .02%, to be determined two London Business Days prior to the Original Issue Date.
Initial Interest Reset Date:	December 10, 2007
Interest Reset Dates:	The 9th day of each month, commencing December 10, 2007
Interest Reset Periods:

The first interest reset period will be the period from and including December 10, 2007 to but excluding the immediately succeeding Interest Reset Date. Thereafter, the interest reset periods will be the periods from and including an Interest Reset Date to but excluding the immediately succeeding Interest Reset Date; provided that the final interest reset period for any Notes maturing prior to the Final Maturity Date will be the period from and including the Interest Reset Date in the month immediately preceding the relevant Maturity Date of such Notes to the relevant Maturity Date.

Interest Determination Dates:	Two London Business Days prior to the Interest Reset Dates.
Election Dates and Notice Periods:

The election date shall be the 9th calendar day of each month from December 2007 to November 2011 inclusive, whether or not such day is a Business Day. The notice period for each election date will begin on the fifth Business Day prior to the election date and end on the election date, however, if that election date is not a Business Day, the notice period will be extended to the following Business Day.

(GECC Extendible Monthly Securities)
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Form of Notes:
☒ DTC registered	☐ non-DTC registered

Repayment, Redemption and Acceleration:
Optional Repayment Date: Annual redemption Percentage Reduction: Initial Redemption Date: Initial Redemption Percentage:	N/A N/A N/A N/A

Original Issue Discount
Amount of OID: Interest Accrual Date: Yield to Maturity: Initial Accrual Period OID:	N/A N/A N/A N/A

Amortizing Notes
Amortization Schedule:	N/A

Dual Currency Notes:
Face Amount Currency: Optional Payment Currency: Designated Exchange Rate:	N/A N/A N/A

Indexed Notes
Currency Base Rate:	N/A
Calculation Agent:	The Bank of New York
CUSIP No.:	369622SJ5
ISIN No.:	US369622SJ55

(GECC Extendible Monthly Securities)
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Additional Information:

At September 30, 2007, the Company had outstanding indebtedness totaling $480.041 billion, consisting of notes payable within one year, senior notes payable after one year and subordinated notes payable after one year. The total amount of outstanding indebtedness at September 30, 2007, excluding subordinated notes payable after one year, was equal to $471.656 billion.

Consolidated Ratio of Earnings to Fixed Charges

The information contained in the Prospectus under the caption "Consolidated Ratio of Earnings to Fixed Charges" is hereby amended in its entirety, as follows:

Year Ended December 31,					Nine Months ended September 30,
2002	2003	2004	2005	2006	2007

1.43	1.77	1.87	1.70	1.64	1.56

For purposes of computing the consolidated ratio of earnings to fixed charges, earnings consist of net earnings adjusted for the provision for income taxes, minority interest and fixed charges.

Fixed charges consist of interest and discount on all indebtedness and one-third of rentals, which the Company believes is a reasonable approximation of the interest factor of such rentals.

Plan of Distribution:

The Notes are being purchased by the underwriters listed below (collectively, the "Underwriters"), as principal, at 100% of the aggregate principal amount less an underwriting discount equal to 0.15% of the principal amount of the Notes. GE Capital Markets, Inc. is acting as agent (the "Agent") in connection with the distribution of the Notes. The Agent will receive a selling commission from the Underwriters equal to 0.0375% of the principal amount of the Notes.

Institution	Commitment
Goldman, Sachs & Co.	$833,333,333.33
Merrill Lynch, Pierce, Fenner & Smith Incorporated	$833,333,333.33
Morgan Stanley & Co. Incorporated	$833,333,333.33
_______________
Total	$2,500,000,000

The Company has agreed to indemnify the Underwriters and the Agent against and contribute toward certain liabilities, including liability under the Securities Act of 1933, as amended.

(GECC Extendible Monthly Securities)
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United States Federal Taxation:

The following discussion, which supplements and, to the extent it is inconsistent with, replaces the discussion in the accompanying Prospectus Supplement under the heading "United States Tax Considerations", is based on the opinion of Sidley Austin LLP, the Companys special tax counsel ("Special Tax Counsel").

An election to extend the maturity of all or any portion of the principal amount of the Notes in accordance with the procedures described above should not be a taxable event for U.S. federal income tax purposes. Special Tax Counsel has reached this conclusion based, in part, upon the Treasury regulations governing original issue discount on debt instruments (the "OID Regulations").

Pursuant to Treasury regulations governing modifications to the terms of debt instruments (the "Modification Regulations"), the exercise of an option by a holder of a debt instrument to defer any scheduled payment of principal is a taxable event if, based on all the facts and circumstances, such deferral is considered material under the Modification Regulations. The Modification Regulations do not specifically address the unique features of the Notes (including their economic equivalence to a debt instrument having a term to maturity of approximately five years and containing put options). However, under the OID Regulations, for purposes of determining the yield and maturity of a debt instrument that provides the holder with an unconditional option or options, exercisable on one or more dates during the term of the debt instrument, that, if exercised, require payments to be made on the debt instrument under an alternative payment schedule or schedules (e.g., an option to extend the maturity of the debt instrument), a holder is deemed to exercise or not exercise an option or combination of options in a manner that maximizes the yield on the debt instrument. Since the Spread will periodically increase during the term of the Notes from an initial amount equal to .02% to an amount equal to .07%, under these rules, as of the Original Issue Date, original holders of the Notes should be deemed to elect to extend the maturity of all of the principal amount of the Notes to the Final Maturity Date in accordance with the procedures described above. Accordingly, under these rules, the Final Maturity Date should be treated as the maturity date of the Notes for U.S. federal income tax purposes. Although it is unclear how the OID Regulations should apply in conjunction with the Modification Regulations to the Notes, Special Tax Counsel is of the opinion that, based upon the OID Regulations, an election to extend the maturity of all or any portion of the principal amount of the Notes in accordance with the procedures described above should not be a taxable event for U.S. federal income tax purposes. In addition, the Notes should not constitute contingent payment debt instruments that would be subject to certain Treasury regulations governing contingent payment obligations (the "Contingent Payment Regulations").

Under the treatment described above, the Notes will be treated as having been issued with de minimis original issue discount. Therefore, the Notes will not constitute OID Notes.

Prospective investors should note that no assurance can be given that the Internal Revenue Service (the "IRS") will accept, or that the courts will uphold, the characterization and the tax treatment of the Notes described above. If the IRS were successful in asserting that an election to extend the maturity of all or any portion of the principal amount of the Notes is a taxable event for U.S. federal income tax purposes, then Special Tax Counsel has indicated that you would be required to recognize any gain inherent in the Notes at such time upon the exercise of such election. Also, if the IRS were successful in asserting that the Notes were subject to the Contingent Payment Regulations, Special Tax Counsel has indicated that the timing and character of income thereon would be affected. Among other things, you may be required to

(GECC Extendible Monthly Securities)
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accrue original issue discount income, subject to adjustments, at a "comparable yield" on the issue price. Furthermore, any gain recognized with respect to the Notes would generally be treated as ordinary income. The foregoing is a summary of the views of Special Tax Counsel to the Company and is not to be construed as tax advice for investors. Prospective investors should consult their tax advisor regarding the U.S. federal income tax consequences of an investment in, and extending the maturity of, the Notes.

Prospective investors should also consult the summary describing the principal U.S. federal income tax consequences of the ownership and disposition of the Notes contained in the section called "United States Tax Considerations" in the accompanying Prospectus Supplement.